TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 13, 2021

Dear Sir/ Madam,

Sub: Retirement of whole-time director

This is to inform you that U.B. Pravin Rao (DIN: 06782450) has retired as a Whole-time Director effective December 12, 2021, as per the retirement policy of the Company.

The composition of the Board and its Committees continue to be in compliance with the requirements of applicable laws.

This information will also be hosted on the Company's website, at www.infosys.com.

Thanking you,

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com